UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
NET 1 UEPS TECHNOLOGIES INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
64107N206
(CUSIP Number)
January 23, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 64107N206

1	NAME OF REPORTING PERSON Rob Dower on behalf of Allan Gray Proprietary Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 619,121
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 6,074,853
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,074,853
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7768%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 64107N206
ITEM 1(a).	NAME OF ISSUER: NET 1 UEPS TECHNOLOGIES INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4th Floor, North Wing, President Place | Cnr Jan Smuts Ave & Bolton Road Rosebank | Johannesburg | South Africa
ITEM 2(a).	NAME OF PERSON FILING: Rob Dower on behalf of Allan Gray Proprietary Limited
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1 Silo Square, V&A Waterfront, Cape Town, 8001
ITEM 2(c).	CITIZENSHIP: South Africa
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 64107N206
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Reliance on Rule 13d-1(b) from date of event

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
Allan Gray Proprietary Limited - 6,074,853 (A subsidiary of Allan Gray Proprietary Limited, Allan Gray Unit Trust Management (RF) Proprietary Limited - 3,091,900)
(b) Percent of class:
Allan Gray Proprietary Limited - 10.7768% (A subsidiary of Allan Gray Proprietary Limited, Allan Gray Unit Trust Management (RF) Proprietary Limited - 5.4850%)
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
619,121
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
6,074,853
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Allan Gray Life Limited, Allan Gray South Africa Proprietary Limited, Allan Gray Unit Trust Management (RF) Proprietary Limited

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: All entities listed in Item 7 are wholly owned by Allan Gray Proprietary Limited.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Allan Gray Proprietary Limited, a qualified institutional investor, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 64107N206
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 23 2018	Rob Dower on behalf of Allan Gray Proprietary Limited By: /s/ Rob Dower Name: Allan Gray Proprietary Limited Title: Director
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).